Boomers, Inc.

September 12, 2013

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Boomers, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 15, 2013 File No. 333-185537

Dear Mr. Spirgel:

Boomers Inc. submits this letter to you in response to your letter of September 3, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Financial Statements

1.	Please update your financial statements and related disclosures to include the interim period ended February 28, 2013.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have updated our financial statements and related disclosures to include the interim period ended August 31, 2013.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Charles Seefeldt

Charles Seefeldt
President
Boomers, Inc.